JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

20th July 2007

07025684

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 AUG -3 A 5:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information a notification dated 20th July 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 0 6 2007
THOMSON
FINANCIAL

Encl

8/3

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Bermuda Takeover Code
Released	11:10 20-Jul-07
Number	5965A

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

AMENDMENTS TO THE BERMUDA TAKEOVER CODE FOR JARDINE MATHESON HOLDINGS LIMITED

The Bermuda Takeover Code (the "Bermuda Code") for Jardine Matheson Holdings Limited (the "Company"), as set out in The Jardine Matheson Holdings Limited Regulations 1993 (the "Regulations"), has been amended by the Bermuda Monetary Authority. The Bermuda Code is based on the UK City Code on Takeovers and Mergers (the "City Code") and the amendments were made primarily to bring the Bermuda Code into line with certain amendments made to the City Code.

A summary of the amendments is appended below and copies of the amendments are also available from the Bermuda Monetary Authority at BMA House, 43 Victoria Street, Hamilton HM12, Bermuda; the Company Secretary of Jardine Matheson Holdings Limited at 4th Floor, 33-35 Reid Street, Hamilton, Bermuda; or from the Company's website www.jardines.com.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

20th July 2007

www.jardines.com

Summary of the amendments made to The Jardine Matheson Holdings Limited Regulations 1993

Introduction

Jardine Matheson Holdings Limited (the "Company") is subject to individual regulations (the "Regulations") which set out the Bermuda Takeover Code (the "Bermuda Code"). Set out below is a summary of the more significant changes made to the Regulations to bring the Bermuda Code into line with certain amendments made to the UK City Code on Takeovers and Mergers (the "City Code") since 1st January 2005.

Amendments to the Bermuda Code

Section 1: Non Market-Related Issues

1.1 Pre-conditions in possible offer announcements

The City Code has been amended to permit the inclusion of pre-conditions in a possible offer announcement even if they are subjective rather than objective because, since the offeror is not committed to proceed with the offer even if the pre-conditions are satisfied, the making of the offer is in practice within the discretion of the potential offeror and there is no real benefit to be gained in terms of certainty from requiring any pre-conditions to be framed in objective terms only. However, in order to avoid false market concerns it must be clear in the possible offer announcement referring to pre-conditions whether or not the pre-conditions must be satisfied before an offer can be made, or whether they are waivable. A pre-conditional offer announcement should also include a prominent statement that the announcement does not amount to a firm intention to make an offer and that accordingly there is no certainty an offer will be made.

Subjective pre-conditions in possible offer announcements are already permitted in the Regulations, but

so as to mirror the City Code the Regulations have been adapted to reflect the fact that, if a potential offeror makes it clear that it may elect not to make an offer, it must include a prominent warning to the effect that the announcement does not amount to a firm intention to make an offer and that, accordingly, there can be no certainty that any offer will be made even if the pre-conditions are satisfied or waived.

1.2 Pre-conditions in announcements of a firm intention to make an offer

The City Code now allows announcements of a firm intention to make an offer which are subject to pre-conditions. However, it limits the circumstances in which pre-conditions are permitted, such that, except with the consent of the Panel on Takeovers and Mergers under the City Code (the "Panel"), an offer cannot be announced subject to a pre-condition unless the pre-condition:

- relates to OFT/Competition Commission or European Commission clearance; or
- involves a material official authorisation or regulatory clearance relating to the offer; and
- either the offer is publicly recommended by the board of the offeree company; or
- it would prove impossible to obtain the authorisation or clearance within the City Code timetable.

An offer must not normally be made subject to a condition or pre-condition relating to financing. However, a financing pre-condition will be permitted in exceptional circumstances, for example, where due to the likely period required to obtain any necessary material official authorisation or regulatory clearance, it is not reasonable for the offeror to maintain committed financing throughout the offer period.

The circumstances which give rise to the right to invoke the condition or pre-condition must be of material significance to the offeror in the context of the offer. There is also an obligation on an offeror to use all reasonable efforts to ensure the satisfaction of any conditions or pre-conditions to its offer.

Prior to the amendments, the Regulations prohibited an offer being subject to conditions which depend solely on subjective judgments (save in relation to regulatory approvals); however, they did not govern pre-conditions or deal with financing conditions or pre-conditions. The Regulations have been amended to reflect the above changes, except where the Panel would be required to exercise its discretion, because the Bermuda Monetary Authority (the "BMA") does not exercise under the Regulations the discretion employed by the Panel in relation to the City Code.

1.3 Offeree protection conditions

The City Code has introduced a reciprocal right for offeree companies to invoke conditions, except that the Panel is the arbiter of whether an offeree protection condition can be invoked. When considering whether an offeree protection condition could be invoked, the Panel has the flexibility to require the introduction of withdrawal rights as an alternative, thereby allowing shareholders in the offeree company the right to make the decision as to whether the offer should lapse as a result of the circumstances in question.

Prior to the amendments, there were no provisions in the Regulations dealing with such offeree protection conditions or the circumstances in which they could be invoked. The Regulations have been amended to address offeree protection conditions. Given that there is no equivalent discretion exercisable by the BMA under the Regulations, the offeree protection conditions will only be introduced in general terms, such that the Company can only invoke offeree protection conditions if the circumstances giving rise to the right are of material significance to shareholders in the Company in the context of the offer.

Section 2: Market-Related Issues

The market-related issues amendments to the City Code fall into the following categories:

- the City Code's treatment of dealings by principal traders and fund managers and, in particular, relaxation of the usual presumptions of concertedness that apply when a principal trading or fund management operation is part of the same group as a party (or an adviser to a party) involved in a City Code transaction;
- the application of the City Code definitions of "acting in concert" and "associate";
- the application of the disclosure requirements in the City Code to certain dealings;

- disclosure obligations arising from the procuring of irrevocable undertakings and letters of intent; and
- certain other miscellaneous matters that arise out of specific dealing activities.

2.1 Principal traders and fund managers

The City Code contains an exempt status regime for market makers and fund managers forming part of multi-service financial organisations. Under this regime, market makers and fund managers that can demonstrate to the Panel's satisfaction that they are independent from the corporate advisory and corporate broking operations of the group of which they form part are deemed to be exempt from the presumption of acting in concert. Exempt status allows them to undertake their normal trading activity without impacting on the offer in relation to which another part of the group is advising.

As the securities industry has developed, the Panel has gradually expanded the principal trading activities which may benefit from exempt status. It wanted to codify principal trader status so as to extend the exempt system to these additional activities, therefore a new definition of principal trader has been introduced and throughout the City Code all references to "market-makers" have been changed to "principal traders".

The Bermuda Code does not have an exempt status regime. In fact, fund managers and market-makers when acting in their capacity as such are presumed not to be acting in concert. Therefore, the changes to the City Code introduced to deal with the scope of the exempt regime are not appropriate for the Bermuda Code, except that the term "market-maker" has been replaced throughout the Regulations with the term "principal trader".

2.2 Dealings through anonymous trading systems

The City Code contains restrictions on dealings by connected exempt principal traders. These restrictions are intended to prevent abuse of exempt status. Dealings to assist the offeror are specifically prohibited, particularly sales of offeree securities to the offeror during the offer period. Since the introduction of the London Stock Exchange's trading service for UK blue chip securities ("SETS") in 1997, it has been the Panel's practice, in order to inhibit any circumvention of the restrictions, not to permit offerors and their concert parties to purchase offeree securities through SETS or any other anonymous order book system. The City Code has codified this practice by incorporating this restriction explicitly into the City Code.

Whilst the Regulations do not contain an exempt status regime, there are similar restrictions on dealings by connected market makers. The Regulations were, therefore, amended to maintain consistency with the City Code.

2.3 Prohibition on assented securities

Consistent with the prohibition on an exempt principal trader connected with an offeror carrying out any dealings for the purpose of assisting the offeror, it is the Panel's practice to prohibit exempt principal traders connected with an offeror from assenting offeree securities or purchasing offeree securities which have been assented to the offer until the offer is unconditional as to acceptances. The City Code has therefore codified this practice.

The Regulations have been amended to maintain consistency with the City Code.

2.4 Details to be included in disclosures of dealings during an offer period

The City Code specifies the information that must be included in a disclosure of dealings during an offer period (a "Rule 8 Disclosure"). The principle underlying the information requirements is that the disclosure should include full details of the relevant dealing and of the shareholder's resultant interests in the relevant securities, to ensure that the nature of the dealing can be properly understood by other shareholders and the wider market. A number of changes have been made to the City Code to clarify the information requirements. These include the requirements to disclose:

- any outstanding options in respect of, and derivatives referenced to, the relevant security in which there has been a dealing;
- any short position in the relevant security in which there has been a dealing;
- details of each dealing where two or more separate but related dealings were executed at or around the same time;
- where shares are purchased on a specially cum/ex dividend basis, details of that fact;

- percentages by reference to the numbers of relevant securities given in a company's latest announcement notifying of changes in its issued share capital;

- a description of any relevant option or derivative;
- any side agreements that allow a party to control voting rights in underlying shares;

The City Code also codified the practice of requiring, where a fund manager has made a Rule 8 Disclosure, any subsequent Rule 8 Disclosure to explain any variation from what the resultant total holding might be expected to be, e.g. if there have been changes in funds under management resulting from an investment client's decision to change fund manager. However, as the discretionary fund manager itself will have taken no action, full details will not be required.

The changes made to the City Code have been reflected in the Regulations (subject to dealing appropriately with areas that were subject to Panel consultation).

2.5 Informing shareholders of their disclosure of dealings obligations

With regard to informing shareholders of their disclosure of dealings obligations, new provisions in the City Code require that any announcement of a possible offer or of a firm intention to make an offer, any offer document and any circular to offeree shareholders must include a summary of the principal disclosure of dealings obligations. This is intended to ensure that anyone proposing to deal in relevant securities of a party to an offer will be familiar with their dealing disclosure obligations and to help guard against breaches of the City Code. A template for the wording of the summary is set out on the Panel's website. Any material deviation from the prescribed wording should be agreed with the Panel in advance. The obligation on intermediaries to ensure that their clients are aware of their dealings disclosure obligations has been deleted from the City Code, although intermediaries are still required to co-operate with the Panel in any dealing enquiries.

The Regulations do not have an equivalent obligation on intermediaries to ensure that their clients are aware of their dealings disclosure obligations. However, changes have been made for the Regulations to require a summary of the principal disclosure of dealings obligations in announcements and circulars, except that there will not be a template set out in the Regulations (or on a website).

2.6 Disclosure of subscription for new shares

The City Code requires disclosure of any subscription, or agreement to subscribe, for new securities in the same way as an acquisition of existing shares. Subscriptions for new shares (and, indeed, other dealings in relevant securities that would fall to be disclosed) should be disclosed in an offer document or offeree board circular. Announcements of a firm intention to make an offer should also include details of the rights of an offeror or any of its concert parties to subscribe for any securities of the offeree company in the same way as details of holdings of existing shares must be disclosed.

In principle, all of these changes have been incorporated into the Regulations.

2.7 Connected advisers

The Panel regards advisers to a concert party of an offeror or offeree as themselves acting in concert with that offeror or offeree. Therefore, the City Code has provided for a new definition of "connected advisers" for the purposes of determining whether an adviser is acting in concert with, or an associate of, a party to an offer. The new definition distinguishes between connected advisers to:

- the offeror or offeree company;
- persons who are acting in concert with the offeror or with the directors of the offeree company; and
- persons who are associates of the offeror or the offeree company by virtue of paragraph (1) of the definition of associate.

The new definition of "connected adviser" has been incorporated into the Regulations with appropriate amendments.

2.8 Sub-contracting to another fund manager

The City Code now deems the presumption of concertedness to have been rebutted in respect of a

fund manager which has sub-contracted the management of funds, with absolute discretion, to a third party fund manager. It has also been clarified that discretionary fund managers are not expected to aggregate sub-contracted investment accounts for disclosure purposes.

Prior to the amendments, the Regulations did not contain the equivalent provisions. The Regulations have been amended to include such provisions (without the elements of Panel discretion included in the City Code).

2.9 Irrevocable commitments and letters of intent

The City Code has introduced a new rule which specifically requires disclosure of the procuring by an offeror or offeree, or any of their respective associates, of irrevocable undertakings and letters of intent during an offer period. The obligation to disclose falls on the offeror or offeree as appropriate and not on the shareholder providing the undertaking. However, the identity of the party from whom the irrevocable undertaking or letter of intent has been procured should be included in the disclosure.

A further rule has been introduced which requires the giver of an undertaking/letter to make prompt disclosure where he either becomes aware that he will no longer be able to comply with its terms, or no longer intends to do so. That disclosure may be made either in the form of a public announcement or in disclosure to the offeror or offeree (as appropriate) and the Panel, in which case the offeror or offeree would be required promptly to make an announcement. No disclosure is required of a shareholder who is released from an undertaking/letter in accordance with its terms (e.g. where a higher offer has been announced).

The City Code has introduced an obligation to put on display a copy of any irrevocable and/or letter of intent obtained by an offeror or by an offeree company (and a copy/summary of any agreements, arrangements or understandings relating to relevant securities which may be an inducement to deal or refrain from dealing).

Related amendments have been made in respect of the information regarding undertakings/letters required to be disclosed in offer documents and offeree circulars.

An announcement by an offeror of the level of acceptances received will be required to indicate the extent to which those acceptances are in respect of shares which were the subject of an undertaking procured by the offeror or any of its associates.

Where the relevant disclosure regarding the procuring of irrevocable undertakings/letters of intent has been made in the offeror's announcement of a firm intention to make an offer, no separate disclosure will be required provided that the announcement is made no later than 12 noon on the business day following the date when the undertaking is procured.

Corresponding changes have been made to the Regulations, where appropriate.

2.10 Miscellaneous amendments

A number of further detailed technical amendments were also made to the City Code relating to:

- stock borrowing and lending;
- derivatives referenced to baskets or indices of securities;
- the application of the restrictions on dealings by the offeror and concert parties to dealings in options and derivatives;
- the disclosure of dealings in offeree board circulars;
- acquisitions from a single shareholder;
- purchases of securities by whitewash offerors.

Corresponding changes have been made to the Regulations in respect of derivatives referenced to baskets or indices of securities, the disclosure of dealings in offeree board circulars and acquisitions from a single shareholder. The other amendments are not relevant to the Bermuda Code.

- END -

END

END